EXHIBIT 23.1

Consent of Independent Auditors

To the Plan Administrator of

The PepsiCo 401(k) Plan for Hourly Employees:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-76204 pertaining to The PepsiCo 401(k) Plan for Hourly Employees) of PepsiCo, Inc. of our report dated June 26, 2003 relating to the statement of net assets available for plan benefits of The PepsiCo 401(k) Plan for Hourly Employees as of December 31, 2002 and the related statement of changes in net assets available for plan benefits from January 1, 2002 (date of inception) to December 31, 2002, which report appears in the December 31, 2002 annual report of The PepsiCo 401(k) Plan for Hourly Employees on Form 11-K.

New York, New York	/s/ KPMG LLP

June 27, 2003